Exhibit 99.1

Trillion Energy International Inc.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022

(Unaudited - Stated in United States dollars)

NOTICE OF NO AUDITOR REVIEW OF CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated interim financial statements for Trillion Energy International Inc. (the “Company”) have been prepared by management in accordance with International Financing Reporting Standards (“IFRS”). These condensed consolidated interim financial statements, which are the responsibility of management, are unaudited and have not been reviewed by the Company’s auditors. The Company’s Audit Committee and Board of Directors have reviewed and approved these condensed consolidated interim financial statements. In accordance with the disclosure requirements of National Instrument 51-102 released by the Canadian Securities Administrators, the Company’s independent auditors have not performed a review of these condensed consolidated interim financial statements.

TRILLION ENERGY INTERNATIONAL INC.

TRILLION ENERGY INTERNATIONAL INC.

Condensed Consolidated Interim Statements of Financial Position

(Expressed in U.S. dollars)

	Notes	March 31, 2023 (Unaudited)	December 31, 2022

ASSETS
Current assets:
Cash and cash equivalents		$2,388,916	$926,061
Amounts receivable	3	2,673,496	4,337,825
Prepaid expenses and deposits		1,425,811	962,812
Total current assets		6,488,223	6,226,698
Oil and gas properties, net	4	36,693,806	30,049,794
Property and equipment, net	5	842,426	741,727
Total assets		$44,024,455	$37,018,219
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	6,15	$11,410,326	$10,600,080
RSU obligation	14	133,314	295,747
Loans payable	7	2,402,867	145,866
Lease liability	8	24,613	4,057
Derivative liability	13	987	-
Total current liabilities		13,972,107	11,045,750
Asset retirement obligation	10	5,696,668	5,316,470
Loans payable	7	8,563	20,689
Derivative liability	13	-	4,827
Lease liability	8	143,751	4,552
Total liabilities		19,821,089	16,392,288
Stockholders’ equity:
Share capital		65,270,617	64,750,270
Notes and amounts receivable for equity issued	9,15	(1,020,697)	(1,062,062)
Warrant and option reserve		5,729,405	5,682,869
Shares to be cancelled		7,645	7,645
Obligation to issue shares		94,210	94,210
Accumulated other comprehensive loss		(3,312,209)	(4,009,997)
Accumulated deficit		(42,565,605)	(44,837,004)
Total stockholders’ equity		24,203,366	20,625,931
Total liabilities and stockholders’ equity		$44,024,455	$37,018,219

Nature of operations (Note 1)

Subsequent events (Note 20)

APPROVED BY THE BOARD OF DIRECTORS ON MAY 29, 2023:

“Arthur Halleran”	“David Thompson”
Director	Director

See accompanying notes to condensed consolidated interim financial statements.

2

TRILLION ENERGY INTERNATIONAL INC.

Condensed Consolidated Interim Statements of Income (Loss) and Comprehensive Income (Loss)

(Expressed in U.S. dollars)

(Unaudited)

		For the three months ended March 31,
	Notes	2023	2022

Revenue
Oil and gas revenue, net	17	$6,145,939	$1,013,625
Cost and expenses
Production		1,361,361	622,318
Depletion	4	1,959,153	66,549
Depreciation	5	173,839	11,180
Accretion of asset retirement obligation	10	52,732	224,828
Stock-based compensation	14,15	153,922	84,721
General and administrative	16	2,184,679	1,288,302
Geological and geophysical expenses		90,579	-
Total expenses		5,976,265	2,297,898
Income (Loss) before other income (expenses)		169,674	(1,284,273)

Other income (expense)
Interest income		24,947	19,631
Interest expense		(78,363)	-
Finance cost	7	(150,000)	(47,917)
Foreign exchange loss		(403,693)	(121,125)
Gain (loss) on debt settlement	11	(3,439)	71,282
Change in fair value of derivative liability	13	3,840	(568,773)
Gain on net monetary position		2,708,433	-
Total other income (expense)		2,101,725	(646,902)
Net income (loss)		2,271,399	(1,931,175)
Other comprehensive income (loss)
Foreign currency translation		697,788	142,111
Comprehensive income (loss)		$2,969,187	$(1,789,064)

Income (Loss) per share – Basic and diluted		$0.01	$(0.01)

Weighted average shares outstanding – Basic and diluted		384,492,365	199,981,409

See accompanying notes to condensed consolidated interim financial statements.

3

TRILLION ENERGY INTERNATIONAL INC.

Condensed Consolidated Interim Statements of Stockholders’ Equity
(Expressed in U.S. dollars)

(Unaudited)

	Shares	Share capital	Warrant and option reserve	Receivables for equity issued	Obligation to issue shares	Shares to be cancelled	Accumulated other comprehensive income (loss)	Accumulated deficit	Total
Balance, December 31, 2021 (Restated)	185,169,793	$35,117,130	$1,165,170	$(1,193,641)	$7,450	$5,323	$(847,412)	$(38,715,250)	$(4,461,230)
Impact of change in functional currency	-	-	309,737	-	-	-	-	-	309,737
Issuance of common stock	106,657,941	13,886,224	-	-	-	-	-	-	13,886,224
Stock issuance costs	-	(1,108,790)	-	-	-	-	-	-	(1,108,790)
Stock issued for debt settlement	3,000,000	391,021	-	-	-	-	-	-	391,021
Stock issued for prepaid services	909,090	118,491	-	-	-	-	-	-	118,491
Shares issued for RSUs	700,000	92,171	-	-	(7,450)	-	-	-	84,721
Warrants exercised	-	-	(18,434)	-	30,098	-	-	-	11,664
Options exercised	-	-	(3,695)	-	7,692	-	-	-	3,997
Finder’s warrants issued	-	(995,775)	995,775	-	-	-	-	-	-
Stock to be issued for services	-	-	-	-	51,208	-	-	-	51,208
Comprehensive loss	-	-	-	-	-	-	142,111	(1,931,175)	(1,789,064)
Balance, March 31, 2022	296,436,824	$47,500,472	$2,448,553	$(1,193,641)	$88,998	$5,323	$(705,301)	$(40,646,425)	$7,497,979
Balance, December 31, 2022	383,875,552	$64,750,270	$5,682,869	$(1,062,062)	$94,210	$7,645	$(4,009,997)	$(44,837,004)	$20,625,931
Warrants exercised	25,000	2,215	-	-	-	-	-	-	2,215
Options exercised	550,000	226,116	(90,524)	-	-	-	-	-	135,592
Stock issued for RSUs	1,010,000	149,390	-	-	-	-	-	-	149,390
Stock issued for debt settlement	500,000	142,626	-	-	-	-	-	-	142,626
Stock-based compensation - options	-	-	51,206	-	-	-	-	-	51,206
Stock-based compensation – RSU’s	-	-	102,417	-	-	-	-	-	102,417
RSU’s repurchased	-	-	(16,563)	-	-	-	-	-	(16,563)
Repayment of notes receivable	-	-	-	41,365	-	-	-	-	41,365
Comprehensive income	-	-	-	-	-	-	697,788	2,271,399	2,969,187
Balance, March 31, 2023	385,960,552	$65,270,617	$5,729,405	$(1,020,697)	$94,210	$7,645	$(3,312,209)	$(42,565,605)	$24,203,366

See accompanying notes to condensed consolidated interim financial statements

4

TRILLION ENERGY INTERNATIONAL INC.

Condensed Consolidated Interim Statements of Cash Flows

(Expressed in U.S. dollars)

(Unaudited)

	Three months ended March 31,
	2023	2022
Operating activities:
Net income (loss) for the period	$2,271,399	$(1,931,175)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	153,922	84,721
Stock to be issued for services	-	51,208
Stock issued for services	-	39,478
Depletion	1,959,153	66,549
Depreciation	173,839	11,180
Accretion of asset retirement obligation	52,732	224,828
Accretion and accrued interest expense	27,419	26,816
Interest income	(11,776)	(14,149)
Finance costs	150,000	-
Change in fair value of derivative liability	(3,840)	568,773
Unrealized foreign exchange (gain) loss	-	113
(Gain) loss on debt settlement	3,439	(71,282)
Gain on net monetary position	(2,708,433)	-

Changes in operating assets and liabilities:
Restricted cash	-	484
Amounts receivable	1,598,408	(368,802)
Prepaid expenses and deposits	(491,561)	(34,516)
Accounts payable and accrued liabilities	2,076,982	862,632
Net cash provided by (used in) operating activities	5,251,683	(483,142)
Investing activities:
Property and equipment expenditures	(47,344)	(15,027)
Oil and gas properties expenditures	(19,927,785)	(535,694)
Advances from JV partner	14,033,375	-
Net cash used in investing activities	(5,941,754)	(550,721)
Financing activities:
Proceeds from stock subscriptions received, net	-	12,777,434
Proceeds from exercise of options	135,592	3,997
Proceeds from exercise of warrants	2,215	11,664
Proceeds from loans payable	2,105,386	-
Repayments of loans payable	(33,806)	(321,027)
Repayment of notes receivable	41,365	-
Lease payments	(76,251)	(1,612)
Net cash provided by financing activities	2,174,501	12,470,456
Effect of exchange rate changes on cash and cash equivalents	(21,575)	174,964
Net increase in cash and cash equivalents	1,462,855	11,611,557
Cash and cash equivalents, beginning of year	926,061	1,026,990
Cash and cash equivalents, end of year	$2,388,916	$12,638,547

5

TRILLION ENERGY INTERNATIONAL INC.

Condensed Consolidated Interim Statements of Cash Flows

(Expressed in U.S. dollars)

(Unaudited)

	Three months ended March 31,
	2023	2022
Supplemental information:
Taxes paid	$-	$-
Interest paid on credit facilities	$16,883	$1,627
Non-cash investing and financing activities:
Stock issued for debt settlement	$142,626	$391,021
Stock issued for prepaid expenses	$-	$79,013
Right-of-use asset additions	$236,201	$-

See accompanying notes to condensed consolidated interim financial statements.

6

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Expressed in U.S. dollars)

(Unaudited)

1. Organization

Trillion Energy International Inc. and its consolidated subsidiaries, (collectively referred to as the “Company”) is a Canadian based oil and gas exploration and production company. Effective January 2022, the corporate headquarters moved to Suite 700, 838 West Hastings Street, Vancouver, B.C., Canada from Turan Gunes Bulvari, Park Oran Ofis Plaza, 180-y, Daire:54, Kat:14, 06450, Oran, Cankaya, Anakara, Turkey. The Company also has a registered office in Canada and Bulgaria. The Company was incorporated in Delaware in 2015. The Company’s shares trade on the OTCQB under the symbol “TRLEF” and trade on the Canadian Securities Exchange (the “Exchange”) under the symbol “TCF”.

On January 21, 2022, the Company redomiciled from Delaware to a British Columbia corporation by way of an amalgamation transaction with the Company’s British Columbian subsidiary, Trillion Energy Inc. (the “Repatriation Transaction”). Pursuant to the Repatriation Transaction, for every one common stock of Trillion Energy International Inc., the shareholders will receive one common stock of Trillion Energy Inc. The Company will continue to operate and report under the name of Trillion Energy International Inc.

As a result of the Repatriation Transaction, the Company meets the definition of a foreign private issuer, as defined under Rule 3b-4 of the Securities Exchange Act of 1934, as amended.

2. Basis of Presentation

(a) Statement of Compliance

The unaudited condensed consolidated interim financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to the preparation of condensed interim financial statements, including International Accounting Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”), and the Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). Accordingly, certain disclosures included in annual financial statements have been condensed or omitted and these unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2022.

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its naudited condensed consolidated interim financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of the effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The critical judgments and estimates applied in the preparation of the Company’s condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s consolidated financial statements for the year ended December 31, 2022. In addition, the accounting policies applied in these condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s audited financial statements for the year ended December 31, 2022.

These condensed consolidated interim financial statements were authorized for issue by the board of directors of the Company (the “Board of Directors”) on May 29, 2023.

(b) Basis of Presentation

These unaudited condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial liabilities, warrants and options, which are measured at fair value. These condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information. These condensed consolidated interim financial statements are presented in US dollars.

7

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Expressed in U.S. dollars)

(Unaudited)

2.	Basis of Presentation (continued)

(c) Basis of Consolidation

These condensed consolidated interim financial statements include the accounts of the Company and the other entities that the Company controls in accordance with IFRS 10 – Consolidated Financial Statements. Control exists when the Company has power over an entity, when the Company is exposed, or has rights, to variable returns from the entity and when the Company has the ability to affect those returns through its power over the entity. The Company’s subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control of such entity. Where necessary, adjustments are made to the financial statements of subsidiaries to align their accounting policies with those used by the Company. These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries Park Place Energy Corp. (“PPE Corp.”), Park Place Energy Bermuda (“PPE Bermuda”), BG Exploration EOOD (“BG Exploration”), and Park Place Energy Turkey (“PPE Turkey”). All intercompany balances and transactions are eliminated on consolidation.

The Company’s functional currency is the Canadian dollar. The functional currency of BG Exploration is the Bulgarian Lev, the functional currency of PPE Turkey is the Turkish Lira and the functional currency of PPE Corp and PPE Bermuda is the US dollar.

A portion of the Company’s exploration and development activities are conducted jointly with others. The joint interests are accounted for on a proportionate consolidation basis and as a result the condensed consolidated interim financial statements reflect only the Company’s proportionate share of the assets, liabilities, revenues, expenses and cash flows from these activities.

Name of the joint arrangement	Nature of the relationship with the joint arrangement	Principal place of operation of joint arrangement	Proportion of participating share
South Akcakoca Sub-Basin (“SASB”)	Operator	Turkey	49%
Cendere	Participant	Turkey	19.6%

(d) Hyperinflation

Due to various qualitative factors and developments with respect to the economic environment in Turkey, including but not limited to, the acceleration of multiple local inflation indices, the three-year cumulative inflation rate of the local Turkish wholesale price index exceeding 100% at the end of February 2022 and the significant devaluation of the Turkish Lira, Turkey has been designated a hyper-inflationary economy as of April 1, 2022 for accounting purposes.

Accordingly, IAS 29, Financial Reporting in Hyper-Inflationary Economies was adopted by the Company in its Financial Statements and applied to these Financial Statements in relation to PPE Turkey which has a Turkish Lira functional currency. The Financial Statements are based on the historical cost approach in IAS 29.

The application of hyperinflation accounting requires restatement of PPE Turkey’s non-monetary assets and liabilities, equity and comprehensive income (loss) items from the original transaction date when they were first recognized into the current purchasing power which reflects a general price index current at the end of the reporting period. To measure the impact of inflation on its financial statements and results, the Company has elected to use the consumer price index (“CPI”) as published by the Turkish Statistical Institute “TURKSTAT”.

As per IAS 29, the condensed consolidated interim financial statements of the Company are presented in US dollars, a stable currency, and the comparative amounts do not require restatement.

8

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Expressed in U.S. dollars)

(Unaudited)

2.	Basis of Presentation (continued)

(e) Reclassification

Certain prior year amounts have been reclassified for consistency with the current period presentation. These reclassifications had no effect on the reported results of operations or cash flow.

3. Amounts Receivable

	March 31, 2023	December 31, 2022
Accounts receivable	$2,495,869	$4,207,739
GST receivable	98,853	71,284
Interest receivable	72,468	52,538
Due from related parties	3,916	3,913
Other	2,390	2,351
	2,673,496	4,337,825

4. Oil and Gas Properties

	SASB	Cendere	Total
Cost
As at December 31, 2021	$1,398,676	$2,453,485	$3,852,161
Additions	44,369,191	-	44,369,191
JV Contribution	(6,656,785)	-	(6,656,785)
Change in ARO estimate	(3,865,772)	(5,562)	(3,871,334)
Currency translation adjustment	(4,748,897)	-	(4,748,897)
Impact of hyperinflation	837,908	110,090	947,998
As at December 31, 2022	31,334,321	2,558,013	33,892,334
Additions	19,927,785	-	19,927,785
JV Contribution	(14,734,816)	-	(14,734,816)
Change in ARO estimate	331,643	-	331,643
Currency translation adjustment	182,995	-	182,995
Impact of hyperinflation	2,611,566	283,992	2,895,558
As at March 31, 2023	$39,653,494	$2,842,005	$42,495,499

Accumulated depletion
As at December 31, 2021	$743,647	$1,687,901	$2,431,548
Depletion	1,263,556	187,476	1,451,032
Impact of hyperinflation	(34,215)	(5,825)	(40,040)
As at December 31, 2022	1,972,988	1,869,552	3,842,540
Depletion	1,933,788	25,365	1,959,153
As at March 31, 2023	$3,906,776	$1,894,917	$5,801,693

Net book value
As at December 31, 2022	$29,361,333	$688,461	$30,049,794
As at March 31, 2023	$35,746,718	$947,088	$36,693,806

9

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Expressed in U.S. dollars)

(Unaudited)

4.	Oil and Gas Properties (continued)

Cendere oil field

The Cendere onshore oil field, which is located in South East Turkey has a total of 25 wells. The Cendere Field was first discovered in 1988. Oil production commenced during 1990. The operator of the Cendere Field is Türkiye Petrolleri Anonim Ortaklığı (“TPAO”). The Company’s interest is 19.6% for all wells except for wells C-13, C-15 and C-16, for which its interest is 9.8%.

The South Akcakoca Sub-Basin (“SASB”)

The Company owns offshore production licenses called the South Akcakoca Sub-Basin (“SASB”). The Company now owns a 49% working interest in SASB in partnership with TPAO. SASB has four producing fields, each with a production platform plus subsea pipelines that connect the fields to an onshore gas plant. The four SASB fields are located off the north coast of Turkey towards the western end of the Black Sea.

Management assesses each field for impairment indicators at each reporting date. As at March 31, 2023, no impairment indicators were identified.

5. Property and Equipment

	Right-of-use asset	Leasehold improvements	Other Equipment	Motor Vehicles	Furniture	Total
Cost
As at December 31, 2021	$53,143	$138,450	$2,102	$140,365	$9,685	$343,745
Additions	-	42,699	289,640	332,528	32,061	696,928
Disposals	-	-	-	(64,588)	-	(64,588)
Currency translation adjustment	(5,293)	(2,890)	(31,002)	(37,147)	(2,147)	(78,479)
Impact of hyperinflation	2,599	8,103	72,597	87,626	5,318	176,243
As at December 31, 2022	50,449	186,362	333,337	458,784	44,917	1,073,849
Additions	236,201	15,552	13,532	6,091	12,169	283,545
Disposals	-	-	-	-	-	-
Currency translation adjustment	(5,032)	(642)	(3,834)	(4,498)	(401)	(14,407)
Impact of hyperinflation	64,401	520	(26,202)	(81,486)	48,168	5,401
As at March 31, 2023	$346,019	$201,792	$316,833	$378,891	$104,853	$1,348,387

Accumulated depreciation
As at December 31, 2021	$35,758	$115,109	$1,922	$41,377	$2,445	$196,611
Depreciation	4,549	12,324	47,423	74,622	6,117	145,035
Impact of hyperinflation	(140)	(438)	(3,923)	(4,735)	(288)	(9,524)
As at December 31, 2022	40,167	126,995	45,422	111,264	8,274	332,122
Depreciation	10,141	10,793	66,625	78,882	7,398	173,839
As at March 31, 2023	$50,308	$137,788	$112,047	$190,146	$15,671	$505,960

Net Book Value
As at December 31, 2022	$10,282	$59,367	$287,915	$347,520	$36,643	$741,727
As at March 31, 2023	$295,711	$64,004	$204,786	$188,745	$89,182	$842,426

10

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Expressed in U.S. dollars)

(Unaudited)

6. Accounts Payable and Accrued Liabilities

	March 31, 2023	December 31, 2022
Accounts payable	$10,448,974	$8,376,620
Accrued liabilities	130,710	886,324
Payroll, withholding and sales tax liabilities	830,642	420,072
Cash calls received from JV partner	-	917,064
	11,410,326	$10,600,080

7. Loans Payable

As at	March 31, 2023	December 31, 2022
Unsecured, interest bearing loans at 10% per annum[1]	$12,406	$12,107
Unsecured, interest bearing loan at 45.33% per annum[2]	47,913	56,537
Unsecured, interest-bearing loan at TLREF + 3.5944% per annum[3]	69,477	97,911
Unsecured, interest bearing loans at 1% per month[4]	2,177,418	-
Unsecured, interest bearing loan at 37.7% per annum[5]	104,216	-
Total loans payable	2,411,430	166,555
Current portion of loans payable	(2,402,867)	(145,866)
Long-term portion of loans payable	$8,563	$20,689

(1)	Loans bearing interest accrue at 10% per annum are all unsecured. The loans matured between January and April 1, 2021 and are now due on demand. During the three months ended March 31, 2023, the Company made principal payments of $Nil (2022 - $1,516) and $Nil (2022 - $1,113) in interest payments.

(2)	On May 25, 2022, Garanti Bank extended a long-term loan to Park Place Turkey Limited in the amount of ₺1,500,000 (or approximately US$91,961). The loan matures on May 23, 2024, and bears interest at 45.33% per annum. Principal and accrued interest are paid monthly. During the three months ended March 31, 2023, the Company made $7,359 (2022 - $nil) in principal payments and $6,153 (2022 - $nil) in interest payments.

(3)	On November 23, 2022, Garanti Bank extended a short-term loan to Park Place Turkey Limited in the amount of ₺2,000,000 (or approximately US$107,356). The loan matures on November 23, 2023, and bears interest at the Turkish Lira Overnight Reference Rate (“TLREF”) plus 3.5944% per annum. Principal and accrued interest are paid monthly. During the three months ended March 31, 2023, the Company made $26,447 (2022 - $nil) in principal payments and $2,997 (2022 - $nil) in interest payments.

(4)	On February 1, 2023, the Company entered into an agreement with to borrow $2,200,000. The loan was issued with a $200,000 discount and bears interest at a rate of 1% per month. The maturity date is April 1, 2024. In the event that the loan is repaid in full prior to the maturity date, the minimum interest payment on the loan is $100,000. Upon repayment of the loan at any time, the Company has to pay an exit fee of $50,000. The minimum interest payment and exit fee have been recorded on the consolidated statement of comprehensive loss as finance costs. If, during the period that any amount of the loan remains outstanding, the Company issues any equity, the Lender may demand repayment of all or part of the principal amount of the loan in an amount equal to the aggregate subscription price of the equity offering. During the three months ended March 31, 2023, the Company recognized accretion expense of $27,419 (2022 - $nil). On April 26, 2023, the Company repaid the loan in its entirety, including the minimum interest and exit fee.

(5)	On March 13, 2023, Garanti Bank extended a long-term loan to Park Place Turkey Limited in the amount of ₺2,000,000 (or approximately US$105,386). The loan matures on March 12, 2024, and bears interest at 37.67% per annum. Principal and accrued interest are paid monthly. During the three months ended March 31, 2023, the Company made $Nil (2022 - $nil) in principal payments and $1,417 (2022 - $nil) in interest payments.

11

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Expressed in U.S. dollars)

(Unaudited)

8. Leases

The Company leases certain assets under lease agreements. During the three months ended March 31, 2023, the Company entered into three new office leases in Turkey, commencing January 1, 2023, February 15, 2023 and March 1, 2023, respectively. The leases all have a five year term.

Lease liabilities are measured at the commencement date based on the present value of future lease payments. As the Company’s lease did not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of future payments. The Company used a discount rate of 35%% in determining its lease liabilities. The discount rate was derived from the Company’s assessment of its borrowings.

Lease liability	March 31, 2023	December 31, 2022
Beginning balance	$8,609	$15,324
Additions, cost	236,201	-
Interest expense	(82,565)	1,378
Lease payments	6,314	(5,499)
Foreign exchange impact	(195)	(2,594)
Ending balance	$168,364	$8,609

As at March 31, 2023, the Company’s lease liability is as follows:

Lease liability	March 31, 2023	December 31, 2022
Current portion of operating lease liability	$24,613	$4,057
Long-term portion of operating lease liability	143,751	4,552
	168,364	$8,609

Future minimum lease payments to be paid by the Company as a lessee as of March 31, 2023 are as follows:

Operating lease commitments and lease liability
2023	$30,517
2024	87,584
2025	84,488
2026	86,163
2027	60,921
Total future minimum lease payments	349,673
Discount	(181,309)
Total	$168,364

During the three months ended March 31, 2023, $23,427 (2022 - $5,922) of short-term leases were expensed to the statements of loss and comprehensive loss.

9. Notes and Amounts Receivable for Equity Issued

	March 31, 2023	December 31, 2022
Notes receivable	$1,000,122	$1,000,122
Amounts receivable	20,575	61,940
	1,020,697	$1,062,062

12

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Expressed in U.S. dollars)

(Unaudited)

9.	Notes and Amounts Receivable for Equity Issued (continued)

The notes receivable bear interest at 5% and are due between September 30, 2021 and July 31, 2023.

The amounts receivable are no- interest bearing and due on demand.

The following is a continuity of the Company’s notes and other receivables:

	Notes receivable	Amounts receivable	Total
Balance, December 31, 2021	$1,158,832	$34,809	$1,193,641
Additions	-	51,659	51,659
Repayments	(136,611)	(24,528)	(161,139)
Write-off	(22,099)	-	(22,099)
Balance, December 31, 2022	1,000,122	61,940	1,062,062
Repayments	-	(41,365)	(41,365)
Balance, March 31, 2023	$1,000,122	$20,575	$1,020,697

During the three months ended March 31, 2023, the interest income totaled $11,776 (2022 - $14,149). As at March 31, 2023, accrued interest of $72,468 (December 31, 2022 - $52,538) was included in amounts receivable (Note 4).

10. Asset Retirement Obligations

The following is a continuity of the Company’s asset retirement obligations:

	March 31, 2023	December 31, 2022
Beginning balance	$5,316,470	$8,993,108
Accretion expense	52,731	264,075
Impact of hyperinflation	(4,176)	(69,379)
Change in estimate	331,643	(3,871,334)
Ending balance	$5,696,668	$5,316,470

The Company’s asset retirement obligations (“ARO”) result from its interest in oil and gas assets including well sites. The total ARO is estimated based on the Company’s net ownership interest in all sites, estimated costs to reclaim and abandon these wells and the estimated timing of the costs to be included in future years. The Company estimated the total undiscounted amount required to settle the ARO as at March 31, 2023 is $14.4 million (December 31, 2022 - $14.4 million). The ARO is calculated using an inflation rate of 2.5% (December 31, 2022 – 2.5%) and discounted using an interest free rate of 3.74% (December 31, 2022 – 3.91%) between 10 and 20 years.

11. Common Stock

The Company has an unlimited number of common shares authorized with no par value. As at March 31, 2023, 385,960,552 common shares were issued and outstanding (December 31, 2022 – 383,875,552).

For the three months ended March 31, 2023

During the three months ended March 31, 2023, the Company issued 500,000 shares with a fair value of $142,626 to settle debt of $139,195 and recognized a loss on the settlement of $3,439.

During the three months ended March 31, 2023, the Company issued 1,010,000 shares for RSU’s which were granted and vested in previous periods and recognized the value of the shares of $149,390.

13

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Expressed in U.S. dollars)

(Unaudited)

11.	Common Stock (continued)

During the three months ended March 31, 2023, 25,000 warrants with an exercise price of $0.12 CAD (approximately US$0.10) were exercised for gross proceeds of $3,000 CAD (US$2,215).

During the three months ended March 31, 2023, the Company issued shares for the exercise of options as follows:

●	200,000 common shares for the exercise of 200,000 options at $0.15 CAD (approximately US$0.12) for cash proceeds of $23,000 CAD (US$21,872). As a result, $18,475 was transferred from option reserves to common stock and share premium; and
●	350,000 common shares for the exercise of 350,000 options at $0.44 CAD (approximately US$0.32) for cash proceeds of $154,000 CAD (US$113,717). As a result, $72,050 was transferred from option reserves to common stock and share premium.

For the three months ended March 31, 2022

In March 2022, the Company issued 106,657,941 units at $0.165 CAD per unit for gross proceeds of $17,598,610 CAD ($13,886,226 USD) pursuant to the closing of a non-brokered private placement. Each unit comprises one common share and one half of one share purchase warrant. Each whole warrant entitles the holder to purchase one common share for $0.45 CAD for two years from the date of the closing of the offering. As the fair value of the common shares on the same date exceeded the issuance price, no residual value was assigned to the warrants. Cash finder’s fee of $1,397,495 CAD ($1,108,790 USD) were paid and 7,506,783 finder’s warrants were issued with a fair value of $995,775. The finder’s warrants have the same terms as the warrants attached to the units. The Company also issued 3,000,000 units for debt settlement of $472,001 CAD ($391,021 USD) under the same terms of the private placement financing with no loss or gain recognized.

On March 1, 2022, the Company entered into a consulting agreement with a third party. Pursuant to the consulting agreement, the Company would issue 200,000 common shares for the consulting services received in March 2022. As at March 31, 2022, the common shares have not been issued and the fair value of $51,208 was recorded in obligation to issue shares. The amount of $51,208 was expensed and included in consulting services on the consolidated statement of loss and comprehensive loss for the three months ended March 31, 2022.

On March 17, 2022, the Company issued 909,090 units for investor relations services from February to July 2022 valued at $150,000 CAD ($118,491 USD). During the three months ended March 31, 2022, $50,000 ($39,478 USD) was expensed and included in investor relations on the consolidated statement of loss and comprehensive loss. As at March 31, 2022, $100,000 CAD (approximately $79,968) was included in prepaid expenses and deposits on the consolidated statement of financial position.

On March 17, 2022, the Company issued 700,000 shares, 50,000 of which relate to the vesting of restricted stock units granted in 2021 and 650,000 relating to the granting and vesting of restricted stock units during the quarter ended March 31, 2022. The value of the restricted stock units granted during the quarter ended March 31, 2022 is $107,250 CAD ($92,171 USD). $7,450 of the share-based compensation was recorded in the prior year. The share-based compensation for the three months ended March 31, 2022 totaled $84,721.

During the three months ended March 31, 2022, 146,250 warrants with an exercise price of $0.10 CAD and 50,000 warrants with an exercise price of $0.10 CAD were exercised for cash proceeds of $19,625 CAD ($15,661 USD). $18,434 and $3,695, respectively, were transferred from warrant and option reserves to obligation to issue shares as the shares have not been issued as at March 31, 2022.

14

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Expressed in U.S. dollars)

(Unaudited)

12. Stock Options

The Board of Directors adopted the Trillion Energy International Inc. 2022 Long-Term Incentive Equity Plan (the “2022 Plan”) effective as of December 1, 2022. The 2022 Plan permits grants of stock options and restricted stock awards and other stock-based awards.

Under the 2022 Plan, the maximum number of shares of authorized stock that may be delivered is 10% of the total number of shares of common stock issued and outstanding of the Company as determined on the applicable date of grant of an award under the 2022 Plan. Under the 2022 Plan, the exercise price of each option shall be determined by the Board, subject to any applicable Exchange approval or rules, at the time any option or other stock-based award is granted. In no event shall such exercise price be lower than the exercise price permitted by the Exchange. The vesting schedule for each option or other stock-based award shall be specified by the Board of Directors at the time of grant, subject to any applicable Exchange approval or rules.

A continuity of the Company’s outstanding stock options for the three months ended March 31, 2023 and the year ended December 31, 2022 is presented below:

	Number of options	Weighted average exercise price
Outstanding, December 31, 2021	7,640,000	$0.12
Granted	7,210,000	0.27
Exercised	(3,345,000)	0.20
Expired	(5,000)	0.74
Outstanding, December 31, 2022	11,500,000	$0.19
Exercised	(550,000)	0.25
Outstanding, March 31, 2023	10,950,000	$0.18
Exercisable, March 31 2023	10,180,000	$0.18

At March 31, 2023 the Company had the following outstanding stock options:

Outstanding	Exercise Price	Expiry Date	Vested
1,550,000	0.12	October 24, 2023	1,550,000
3,600,000	0.13	September 19, 2024	3,600,000
640,000	0.06	July 31, 2025	640,000
2,560,000	0.22	July 26, 2025	1,790,000
250,000	0.28	June 6, 2026	250,000
2,350,000	0.44	December 9, 2024	2,350,000
10,950,000			10,180,000

As at March 31, 2023, the weighted average remaining contractual life of outstanding stock options is 1.86 years (December 31, 2022 – 2.09 years).

For the three months ended March 31, 2023, the Company recognized $51,206 (2022 - $Nil) in stock-based compensation expense for options granted and vested. At March 31, 2023, the Company has $169,996 (December 31, 2022 - $123,873) in unrecognized compensation expense related to stock options.

No stock options were granted during the three months ended March 31, 2023.

15

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Expressed in U.S. dollars)

(Unaudited)

13. Warrants

A continuity of the Company’s outstanding share purchase warrants for the three months ended March 31, 2023 and the year ended December 31, 2022 is presented below:

	Number of warrants	Weighted average exercise price
Outstanding, December 31, 2021	7,844,329	$0.10
Issued	105,055,189	0.34
Exercised	(10,926,828)	0.13
Expired	(35,001)	0.07
Outstanding, December 31, 2022	101,937,689	$0.34
Issued	3,000	0.10
Exercised	(3,000)	0.10
Outstanding, March 31, 2023	101,937,689	$0.34

At March 31, 2023, the Company had the following outstanding share purchase warrants:

Outstanding	Exercise Price	Expiry Date
50,000	0.32 USD	June 6, 2023
21,705,438	0.45 CAD	March 15, 2024
3,383,939	0.45 CAD	March 16, 2024
2,954,545	0.45 CAD	March 17, 2024
10,614,123	0.45 CAD	March 18, 2024
21,431,754	0.45 CAD	March 24, 2024
2,653,000	0.45 CAD	March 28, 2024
37,643,450	0.50 CAD	June 29, 2025
1,501,440	0.31 CAD	June 29, 2025
101,937,689

As at March 31, 2023, the weighted average remaining contractual life of outstanding warrants is 1.46 years (December 31, 2022 – 1.71 years).

The Company has warrants issued previously in connection with private placements, or debt settlements where the exercise price of such warrants was denominated in USD. As such the warrants are classified as derivate liabilities.

As at March 31, 2023, the fair value of the warrants were remeasured at $987 using Black-Scholes option pricing model, with the following assumptions: expected dividend yield - 0%, expected volatility - 63%, risk-free interest rate – 4.40% and an expected remaining life of 0.18 years. The Company recognized a gain on the fair value change of $3,840 (2021 - loss of $568,773) for the three months ended March 31, 2023.

The following is a continuity of the Company’s derivative warrant liability:

Total
Balance, December 31, 2021	$472,899
Effect of change in functional currency	(309,006)
Exercise of warrants	(822,950)
Change in fair value of derivative	686,504
Foreign currency translation	(22,620)
Balance, December 31, 2022	$4,827
Change in fair value of derivative	(3,840)
Balance, March 31, 2023	$987

16

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Expressed in U.S. dollars)

(Unaudited)

14. Restricted Stock Units

During the three months ended March 31, 2023, the Company granted 552,000 RSU’s which vest evenly over 12 months beginning January 1, 2023.

For the three months ended March 31, 2023, the Company recognized $102,716 (2021 - $211,975) in stock-based compensation expense for RSUs granted and vested.

	Number of restricted stock units	Weighted average fair value per award
Balance, December 31, 2021	–	$–
Granted	4,425,062	0.16
Vested	(4,425,062)	0.16
Balance, December 31, 2022	–	–
Granted	552,000	0.40
Vested	(138,000)	0.40
Balance, March 31, 2023	414,000	0.40

The Company previously granted RSU’s whereby the holder has the right and option to require the Company to withhold up to one third of the RSU shares awarded to pay the cash equivalent of the market price of the shares on the date of vesting. As a result, a portion of the value of the RSU’s is recorded as a RSU obligation liability. As at March 31, 2023, the balance of the RSU obligation was $133,314.

15. Related Party Transactions

At March 31, 2023, accounts payable and accrued liabilities included $125,402 (December 31, 2022 - $210,070) due to related parties. The amounts are unsecured, non-interest bearing and due on demand.

During the three months ended March 31, 2023, management fees and salaries of $76,500 (2022 - $315,753), director fees of $40,800 (2022 - $18,000), and stock-based compensation of $153,922 (2022 - $Nil) were incurred to related parties.

During the three months ended March 31, 2022, the Company issued 1,010,000 shares to directors for RSU’s which were granted and vested in previous periods.

During the three months ended March 31, 2023, the Company issued 400,000 shares with a fair value of $115,304 to a director to settle debt of CAD$160,000 (US$ $118,261) and recognized a gain on the settlement of $2,957.

During the three months ended March 31, 2023, the Company repurchased 100,000 RSU’s from a director and recognized a reduction to equity of $16,563 on the transaction.

As at March 31, 2023, notes receivable included $466,192 (December 31, 2022 - $450,325) due from related parties. The amounts are unsecured, bear interest at 5% per annum and mature one to two years from issuance.

17

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Expressed in U.S. dollars)

(Unaudited)

16. General and Administrative

	For the three months ended
	March 31, 2023	March 31, 2022
Salaries and compensation	$1,807,723	$821,425
Professional fees	157,385	244,490
Office	31,199	14,433
Investor relations	62,923	176,402
Filing and transfer fees	17,387	13,195
Advertising	38,538	9,803
Travel	48,765	-
Penalties	19,723	-
Bank charges and other	1,036	8,554
	$2,184,679	$1,288,302

17. Segmented Information

During the three months ended March 31, 2023 and the year ended December 31, 2022, the Company’s operations were in the resource industry in Turkey with head offices in the United States and a satellite office in Sofia, Bulgaria.

	North America	Turkey	Bulgaria	Total
Three months ended March 31, 2023
Revenue	$-	$6,145,939	$-	$6,145,939
Finance cost	150,000	-	-	150,000
Depletion	-	1,959,153	-	1,959,153
Depreciation	2,091	171,748	-	173,839
Accretion of asset retirement obligation	-	52,732	-	52,732
Stock-based compensation	153,922	-	-	153,922
Loss on debt extinguishment	3,439	-	-	3,439
Gain on net monetary position	-	2,708,433	-	2,708,433
Net income (loss)	(1,439,192)	3,711,473	(882)	2,271,399
As at March 31, 2023
Non-current assets	$40,653	$37,495,579	$-	$37,536,232

	Canada	Turkey	Bulgaria	Total
Three months ended March 31, 2022
Revenue	$-	$1,013,625	$-	$1,013,625
Financing cost	47,917	-	-	47,917
Depletion	-	66,549	-	66,549
Depreciation	-	11,180	-	11,180
Accretion of asset retirement obligation	-	224,828	-	224,828
Stock-based compensation	84,721	-	-	84,721
Gain on debt settlement	71,282	-	-	71,282
Net income (loss)	(1,794,492)	(194,270)	57,587	(1,931,175)
As at December 31, 2022
Non-current assets	$42,762	$36,975,457	$-	$30,791,521

18

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Expressed in U.S. dollars)

(Unaudited)

17.	Segmented Information (continued)

The Company’s breakdown of net revenue by product segment is as follows:

	For the three months ended
	March 31, 2023	March 31, 2022
Oil	$626,774	$880,100
Gas	5,519,165	133,525
	$6,145,939	$1,013,625

The Company incurs royalties of 12.5%. During the three months ended March 31, 2023, the Company paid royalties totaling $16,824,288 (2022 - $113,296).

18. Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern to support its business plan, as well as to ensure that the Company is able to meet its financial obligations as they become due.

The basis for the Company’s capital structure is dependent on the Company’s expected business growth and changes in business environment. To maintain or adjust the capital structure, the Company may issue new shares through private placement, incur debt or return capital to members.

The Company is dependent upon external financings to fund activities. In order to carry future projects and pay administrative costs, the Company will utilize its existing working capital and raise additional funds as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to externally imposed capital requirements.

19. Financial Instruments and Risk Management

The Company is exposed, through its operations, to the following financial risks:

a)	Market risk
b)	Credit risk
c)	Liquidity risk

The Company is exposed to risks that arise from its use of financial instruments. This note describes the Company’s objectives, policies, and processes for managing those risks and the methods used to measure them. Further quantitative information in respect of these risks is presented throughout these Financial Statements.

There have been no substantive changes in the Company’s exposure to financial instrument risks, its objectives, polices and processes for managing those risks or the methods used to measure them from previous reported periods unless otherwise stated in the note. The overall objective of management is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility. Further details regarding these policies are set out below.

a)	Market risk

Market risk is the risk of loss that may arise from changes in market factors such as foreign currency exchange, interest rates and equity price risk.

19

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Expressed in U.S. dollars)

(Unaudited)

19.	Financial Instruments and Risk Management (continued)

Foreign currency risk:

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company and its subsidiaries are exposed to currency risk as it has transactions denominated in currencies that are different from their functional currencies. The Company does not hedge its exposure to fluctuations in foreign exchange rates.

As at March 31, 2023, the Company’s significant foreign exchange currency exposure on its financial instruments, expressed in USD was as follows:

If the CAD strengthened or weakened against the USD by 10% the exchange rate fluctuation would impact net loss by $12,998 at March 31, 2023 (December 31, 2022 - $30,435).

Interest rate risk:

Interest rate risk is the risk that future cash flows will fluctuate because of changes in market interest rates. The interest earned on cash is insignificant and the Company does not rely on interest income to fund its operations. The Company does not have significant debt facilities and is therefore not exposed to interest rate risk.

Other price risk:

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company does not hold equity investments in other entities and therefore is not exposed to a significant risk.

b)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company is subject to credit risk on its cash, amounts receivable which consists primarily of trade receivables and GST receivable and notes and amounts receivable for equity issued. The Company limits its exposure to credit loss on cash by placing its cash with a high-quality financial institution. Exposure to credit loss notes and amounts receivable for equity issued is limited by entering into these types of transactions with related parties and entities that are well known to the Company.

The Company only has two customers. The Company mitigates credit risk by evaluating the creditworthiness of customers prior to conducting business with them and monitoring its exposure for credit losses with existing customers. One of the customers is the largest oil refinery in Turkey. The other customer provides letters of credit to be used by the Company in the event of default. As at March 31, 2023, all of the Company’s trade receivables are current (< 30 days outstanding).

The Company’s maximum credit exposure is $5,062,412 (December 31, 2022 - $5,263,886).

c)	Liquidity risk

Liquidity risk arises from the Company’s general and capital financing needs. The Company continuously monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial assets and liabilities, when feasible.

The table below summarizes the maturity profile of the Company’s contractual cashflows.

20

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Expressed in U.S. dollars)

(Unaudited)

19.	Financial Instruments and Risk Management (continued)

As at March 31, 2023	Less than 1 year	1 - 2 years		Later than 2 years	Total
Accounts payable and accrued liabilities	$25,122,245	$		$-	$25,122,245
Loans payable	2,402,867		8,563	-	2,411,430
Lease liability	30,517		172,072	147,084	349,673
RSU obligation	133,314			-	133,314
Derivative liability	987			-	987
Total liabilities	$27,689,930		$180,635	$147,084	$28,017,649

As at December 31, 2022	Less than 1 year	1 - 2 years	Later than 2 years	Total
Accounts payable and accrued liabilities	$10,600,080	$-	$-	$10,600,080
Loans payable	145,866	20,689	-	166,555
Lease liability	4,807	4,807	-	9,614
RSU obligation	295,747	-	-	295,747
Derivative liability	-	4,827	-	4,827
Total liabilities	$11,046,500	$30,323	$-	$11,076,823

20. Subsequent Events

Debenture Financing

On April 20, 2023, the Company entered into an agreement with Eight Capital, pursuant to which Eight Capital agreed to purchase for resale, together with a syndicate of underwriters (together with Eight Capital, the “Underwriters”), on a bought deal private placement basis, 15,000 units of the Company (“Units”) at a price of CAD$1,000 per Unit, for gross proceeds of CAD$15,000,000 (the “Placement”).

Each Unit will consist of CAD$1,000 principal amount secured convertible debenture (“Debenture”) and 1,667 common share purchase warrants of the Company (a “Warrant”). Each Warrant will be exercisable for one common share of the Company at an exercise price of CAD$0.50 subject to adjustment in certain events, and shall have an expiry date of June 29, 2025.

The Debentures will mature on April 30, 2025 (the “Maturity Date”) and will accrue interest at the rate of 12.0% per annum, payable semi-annually in arrears beginning on October 31, 2023 (the “Interest”). At the holders’ option, the Debentures may be converted into common shares of the Company (“Conversion Shares”) at any time and from time to time, up to the earlier of the Maturity Date and the date fixed for redemption of the Debentures, at a conversion price of CAD$0.60 per common share (the “Conversion Price”), subject to adjustment in certain circumstances, which represents a premium of approximately 58% to yesterday’s closing price of CAD$0.38 on the CSE.

The Company will be entitled to redeem the Debentures at 105% of par plus accrued and unpaid interest at any time following April 30, 2024.

The Debentures will include a negative pledge on the part of the Company, such that the Company will not be able to incur new debt in excess of the Priority Charge Limit prior to repayment or conversion of the Convertible Debentures. For the purposes of the pledge, the “Priority Charge Limit” shall be calculated as follows: 40% multiplied by the after tax value of the Company’s PDP Reserves discounted at 10%, as evaluated by a 3rd party reserves engineer using strip pricing at the time of the issuance of the priority ranking debt.

21